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                             October 12, 2021

       Hermann Lubbert, Ph.D.
       Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way, Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed October 8,
2021
                                                            File No. 333-257722

       Dear Dr. Lubbert:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1

       Summary, page 1

   1. Revise the document to reflect the material changes to your license agreement for Ameluz throughout. We note in
particular that it appears Biofrontera Inc. no longer "has the authority under the
Ameluz LSA in certain circumstances to take over clinical
                                                        development, regulatory
work and manufacturing from the Biofrontera Group if they are unable or unwilling to
perform [clinical development and other] functions appropriately"
                                                        as disclosed in the
fourth full summary risk factor on page 8 and the risk factor on page
                                                        18, where you also note
you are "entitled to take over clinical trial and regulatory work under certain
circumstances and subtract the cost of the trials from the transfer price of
                                                        Ameluz." if Biofrontera
affiliates determine not to go forward with development. We
                                                        note similar disclosure
in the second paragraph under the Ameluz product development timeline table on page
65. Revise the summary on page 1, the summary risk factors, the risk factor on page 18
and throughout the document to reflect this change. Include this disclosure with both
Ameluz development tables. In addition, clarify how Biofrontera
 Hermann Lubbert, Ph.D.
Biofrontera Inc.
October 12, 2021
Page 2
      Inc. intends to seek development of products not currently in the pipeline and thus covered by the Ameluz LSA, or if they do not intend to pursue the product line further, or whether
      Biofrontera AG may grant those rights to another affiliate.
       You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameHermann Lubbert, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameBiofrontera Inc.
                                                           Office of Life
Sciences
October 12, 2021 Page 2
cc:       Stephen E. Older, Esq.
FirstName LastName